# Dreyfus Institutional Preferred Money Market Fund

**ANNUAL REPORT** March 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Preferred Money Market Fund for the 12-month period ended March 31, 2005. During the reporting period, the fund produced a yield of 1.63%, which, after taking into account the effects of compounding, results in an effective yield of 1.64%.[1]

### The Economy

Although the U.S. economy appeared to be growing moderately during the first quarter of 2004, labor markets remained persistently weak, and inflation remained near historically low levels. At the time, the Federal Reserve Board (the "Fed") indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy of the past several years.

In April 2004, just after the reporting period began, an unexpectedly strong employment report and rising energy prices rekindled investors' concerns that inflationary pressures might be reemerging, and money market yields began to rise at the longer end of the maturity spectrum. At the same time, longer-term bond prices fell sharply as investors revised their inflation expectations higher.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30 the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets had already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October amid rising global demand for a limited supply of oil and gas. In November, the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate another 25 basis points to 2.5% at its FOMC meeting in February 2005. The seventh rate hike of the current tightening cycle followed in late March, just before the end of the reporting period. In its announcement of the rate increase the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, generally has caused investors to revise upward their estimates of how much more tightening the Fed has in store. At the same time, longer-term bonds and stocks suffered a decline as investors worried about the potential effects of higher inflation on riskier assets.

### Portfolio Focus

As inflationary pressures and the likelihood of higher interest rates intensified during the first half of the reporting period, we began to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall from a relatively long position toward a range we consider shorter than industry averages.

We continued to maintain the fund's relatively short weighted average maturity throughout the remainder of the reporting period in an attempt to boost liquidity and capture higher yields as they became available. However, we have occasionally and opportunistically shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming FOMC meetings. In our judgment, these are prudent strategies in a rising interest-rate environment.



Patricia A. Larkin
Senior Portfolio Manager

April 15, 2005
New York, N.Y.

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment†**
assuming actual returns for the six months ended March 31, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ .50 |
| Ending value (after expenses) | $1,010.40 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ .50 |
| Ending value (after expenses) | $1,024.43 |

† *Expenses are equal to the fund's annualized expense ratio of .10%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

March 31, 2005

| Negotiable Bank Certificates of Deposit—26.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| Banca Monte Dei Paschi (Yankee) | | |
| 2.61%, 4/4/2005 | 150,000,000 | 150,000,000 |
| Banco Bilbao Vizcaya Argentaria S.A. (London) | | |
| 3.01%, 6/24/2005 | 175,000,000 | 175,004,052 |
| Banco Bilbao Vizcaya Argentaria S.A. (Yankee) | | |
| 2.86%, 5/17/2005 | 200,000,000 | 200,000,000 |
| Calyon (Yankee) | | |
| 2.60%, 4/4/2005 | 150,000,000 | 150,000,000 |
| Depfa Bank PLC (Yankee) | | |
| 2.76%–3.01%, 5/5/2005–6/24/2005 | 350,000,000 | 350,000,000 |
| First Tennessee Bank N.A. | | |
| 2.61%–3.00%, 4/4/2005–6/21/2005 | 225,000,000 | 225,000,000 |
| HBOS Treasury Services PLC (London) | | |
| 2.87%, 5/17/2005 | 100,000,000 | 100,000,000 |
| Natexis Banques Populaires (Yankee) | | |
| 2.85%–3.00%, 5/17/2005–6/23/2005 | 300,000,000 | 300,000,000 |
| Northern Rock PLC (London) | | |
| 2.87%, 6/3/2005 | 100,000,000 | 100,000,000 |
| Unicredito Italiano SpA (London) | | |
| 2.87%, 6/3/2005 | 175,000,000 | 175,000,000 |
| Washington Mutual Bank F.A. | | |
| 2.60%–2.61%, 4/1/2005–4/4/2005 | 390,000,000 | 390,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $2,315,004,052) | | **2,315,004,052** |

| Commercial Paper—35.7% | | |
|---|---|---|
| Allied Irish Banks | | |
| 2.85%, 5/16/2005 | 211,000,000 | 210,250,950 |
| Amstel Funding | | |
| 2.94%, 6/14/2005 | 250,000,000 [a] | 248,499,444 |
| Amsterdam Funding Corp. | | |
| 2.60%, 4/4/2005 | 200,000,000 [a] | 199,956,833 |
| BNP Paribas Finance Inc. | | |
| 2.86%, 4/1/2005 | 300,000,000 | 300,000,000 |
| Bank of America Corp. | | |
| 2.92%, 6/8/2005 | 250,000,000 | 248,630,556 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Bank of Ireland 2.60%, 4/4/2005 | 100,000,000 | 99,978,417 |
| Barclays U.S. Funding Corp. 2.61%, 4/5/2005 | 310,000,000 | 309,910,617 |
| Citigroup Global Market Holdings Inc. 2.84%, 4/1/2005 | 200,000,000 | 200,000,000 |
| Danske Corp. Inc. 2.60%, 4/5/2005 | 250,000,000 | 249,928,194 |
| Depfa Bank PLC 2.88%, 6/3/2005 | 25,000,000 | 24,875,094 |
| FCAR Owner Trust 2.87%, 6/3/2005 | 100,000,000 | 99,501,250 |
| Mane Funding Corp. 2.86%, 5/17/2005 | 70,285,000 [a] | 70,029,045 |
| Morgan Stanley & Co. 2.85%, 5/16/2005 | 75,000,000 | 74,733,750 |
| Norddeutsche Landesbank Luxembourg S.A. 2.61%-2.85%, 4/5/2005-5/16/2005 | 170,000,000 | 169,559,556 |
| Solitaire Funding LLC 2.61%-3.02%, 4/4/2005-6/21/2005 | 200,614,000 [a] | 200,237,432 |
| Stadshypotek Delaware Inc. 2.75%, 5/4/2005 | 100,000,000 [a] | 99,748,833 |
| Westpac Banking Corp. 2.87%, 6/6/2005 | 350,000,000 | 348,171,250 |
| **Total Commercial Paper** (cost $3,154,011,221) | | **3,154,011,221** |

| Corporate Notes−5.7% | | |
|---|---|---|
| Bank of America N.A. 2.82%, 1/19/2006 | 150,000,000 [b] | 150,000,000 |
| Fifth Third Bancorp 2.81%, 11/23/2005 | 200,000,000 [b] | 200,000,000 |
| Morgan Stanley & Co. 2.71%, 2/3/2006 | 150,000,000 [b] | 150,000,000 |
| **Total Corporate Notes** (cost $500,000,000) | | **500,000,000** |

| Promissory Notes–1.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| Goldman Sachs Group Inc. | | |
| 1.50%, 4/7/2005 (cost $130,000,000) | 130,000,000 c | **130,000,000** |

| U.S. Government Agencies–7.9% | | |
|---|---|---|
| Federal Home Loan Banks, Floating Rate Notes | | |
| 2.81%, 8/4/2005-4/11/2006 | 600,000,000 b | 599,785,666 |
| Federal Home Loan Banks, Notes | | |
| 1.35%, 4/29/2005 | 100,000,000 | 100,000,000 |
| **Total U.S. Government Agencies** | | |
| (cost $699,785,666) | | **699,785,666** |

| Time Deposits–22.9% | | |
|---|---|---|
| Branch Banking & Trust Co. (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 300,000,000 | 300,000,000 |
| Calyon (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 200,000,000 | 200,000,000 |
| Fortis Bank (Grand Cayman) | | |
| 2.85%, 4/1/2005 | 300,000,000 | 300,000,000 |
| Key Bank N.A. (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 125,000,000 | 125,000,000 |
| Manufacturers & Traders Trust Co. (Grand Cayman) | | |
| 2.88%, 4/1/2005 | 300,000,000 | 300,000,000 |
| Rabobank Nederland (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 300,000,000 | 300,000,000 |
| Regions Bank (Grand Cayman) | | |
| 2.82%, 4/1/2005 | 100,000,000 | 100,000,000 |
| Societe Generale (Grand Cayman) | | |
| 2.88%, 4/1/2005 | 200,000,000 | 200,000,000 |

| Time Deposits (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| State Street Bank & Trust Co. (Grand Cayman) 2.83%, 4/1/2005 | 198,000,000 | 198,000,000 |
| **Total Time Deposits** (cost $2,023,000,000) | | **2,023,000,000** |
| **Total Investments** (cost $8,821,800,939) | **99.9%** | **8,821,800,939** |
| **Cash and Receivables (Net)** | **.1%** | **8,636,405** |
| **Net Assets** | **100.0%** | **8,830,437,344** |

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At March 31, 2005, these securities amounted to $818,471,587 or 9.3% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

[c] *These notes were acquired for investment, not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired on 4/7/2004 at a cost of $130,000,000. At March 31, 2005, the aggregate value of these securities was $130,000,000 representing 1.5% of net assets and are valued at amortized cost.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 78.4 | Finance | 2.3 |
| U.S. Government Agencies | 7.9 | Asset Backed-Single-Seller | 1.1 |
| Asset Backed-Multi-Seller | 5.1 | Building and Constuction | 1.1 |
| Brokerage | 4.0 | | **99.9** |

† *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 8,821,800,939 | 8,821,800,939 |
| Interest receivable | | 12,232,486 |
| | | **8,834,033,425** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation–Note 2(a) | | 800,763 |
| Cash overdraft due to Custodian | | 2,795,318 |
| | | **3,596,081** |
| **Net Assets ($)** | | **8,830,437,344** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 8,831,412,684 |
| Accumulated net realized gain (loss) on investments | | (975,340) |
| **Net Assets ($)** | | **8,830,437,344** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 8,831,412,684 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended March 31, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **170,755,227** |
| **Expenses:** | |
| **Management fee—Note 2(a)** | **10,088,763** |
| **Investment Income—Net** | **160,666,464** |
| **Net Realized Gain (Loss) on Investments—Note 1(b) ($)** | **(951,775)** |
| **Net Increase in Net Assets Resulting from Operations** | **159,714,689** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended March 31, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income–net | 160,666,464 | 114,078,599 |
| Net realized gain (loss) on investments | (951,775) | (30,702) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **159,714,689** | **114,047,897** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(160,666,464)** | **(114,078,599)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 44,357,885,263 | 50,028,772,705 |
| Dividends reinvested | 135,277,184 | 81,882,238 |
| Cost of shares redeemed | (46,378,747,819) | (48,978,403,231) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(1,885,585,372)** | **1,132,251,712** |
| **Total Increase (Decrease) in Net Assets** | **(1,886,537,147)** | **1,132,221,010** |
| **Net Assets ($):** | | |
| Beginning of Period | 10,716,974,491 | 9,584,753,481 |
| **End of Period** | **8,830,437,344** | **10,716,974,491** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | |
| Investment income−net | .016 | .010 | .017 | .033 | .063 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.016) | (.010) | (.017) | (.033) | (.063) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.64 | 1.05 | 1.67 | 3.30 | 6.51 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .10 | .10 | .10 | .10 | .10 |
| Ratio of net investment income to average net assets | 1.59 | 1.04 | 1.65 | 3.23 | 6.28 |
| Net Assets, end of period ($ x 1,000) | 8,830,437 | 10,716,974 | 9,584,753 | 9,804,771 | 8,854,953 |

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investment represents amortized cost.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $975,340 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $23,566 of the carryover expires in fiscal 2012 and $951,774 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were all ordinary income.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of Due to The Dreyfus Corporation in the Statement of Assets and Liabilities consist of: management fees $800,763.

**(b)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade

Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

### Shareholders and Board of Trustees
### Dreyfus Institutional Preferred Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Preferred Money Market Fund (one of the funds comprising Dreyfus Institutional Preferred Money Market Funds) as of March 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Preferred Money Market Fund at March 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
May 6, 2005

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1997)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1997)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

————————

**Lucy Wilson Benson (77)**
**Board Member (1997)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 40

## David W. Burke (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 84

——————————

## Whitney I. Gerard (70)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Arthur A. Hartman (79)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 38

——————————

## George L. Perry (71)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*No. of Portfolios for which Board Member Serves:* 38

——————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**CHARLES CARDONA, Executive Vice President since March 2000.**

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**ROBERT R. MULLERY, Assistant Secretary since January 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Institutional
Preferred Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

**E-mail** Access Dreyfus Institutional Services Division at www.LIONSALES.com.
You can obtain product information and E-mail requests for information or literature.

**Mail** Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0194AR0305

# Dreyfus
# Institutional Preferred
# Plus Money Market Fund

**ANNUAL REPORT** March 31, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Preferred Plus Money Market Fund for the 12-month period ended March 31, 2005. During the reporting period, the fund produced a yield of 1.68%, which, after taking into account the effects of compounding, results in an effective yield of 1.69%.[1]

### The Economy

Although the U.S. economy appeared to be growing moderately during the first quarter of 2004, labor markets remained persistently weak, and inflation remained near historically low levels. At the time, the Federal Reserve Board (the "Fed") indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy of the past several years.

In April 2004, just after the reporting period began, an unexpectedly strong employment report and rising energy prices rekindled investors' concerns that inflationary pressures might be reemerging, and money market yields began to rise at the longer end of the maturity spectrum. At the same time, longer-term bond prices fell sharply as investors revised their inflation expectations higher.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30 the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets had already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October amid rising global demand for a limited supply of oil and gas. In November, the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate another 25 basis points to 2.5% at its FOMC meeting in February 2005. The seventh rate hike of the current tightening cycle followed in late March, just before the end of the reporting period. In its announcement of the rate increase the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, generally has caused investors to revise upward their estimates of how much more tightening the Fed has in store. At the same time, longer-term bonds and stocks suffered a decline as investors worried about the potential effects of higher inflation on riskier assets.

### Portfolio Focus

In our judgment, the Fed is likely to continue to raise short-term interest rates over the foreseeable future until they reach a neutral level that neither stimulates nor restricts economic growth. Accordingly, we have continued to maintain a short weighted average maturity using overnight securities in order to maintain liquidity.



Patricia A. Larkin
Senior Portfolio Manager

April 15, 2005
New York, N.Y.

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 1.58% and 1.59%, respectively.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Plus Money Market Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended March 31, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ – |
| Ending value (after expenses) | $1,010.90 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $ – |
| Ending value (after expenses) | $1,024.93 |

† *Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

March 31, 2005

| Commercial Paper−18.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| Abbey National North America LLC | | |
| 2.86%, 4/1/2005 | 13,000,000 | 13,000,000 |
| BNP Paribas Finance Inc. | | |
| 2.86%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Deutsche Bank Financial LLC | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Greenwich Capital Holdings Inc. | | |
| 2.84%, 4/1/2005 | 15,000,000 | 15,000,000 |
| UBS Finance Delaware LLC | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| **Total Commercial Paper** | | |
| (cost $67,000,000) | | **67,000,000** |

| U.S. Government Agencies−48.4% | | |
|---|---|---|
| Federal Home Loan Banks, Discount Notes | | |
| 2.55%, 4/1/2005 | | |
| (cost $171,776,000) | 171,776,000 | **171,776,000** |

| Time Deposits−33.0% | | |
|---|---|---|
| American Express Centurion Bank (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Fifth Third Bank (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Fortis Bank (Grand Cayman) | | |
| 2.86%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Key Bank N.A. (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Manufacturers & Traders Trust Co. (Grand Cayman) | | |
| 2.87%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Nordea Bank Finland PLC (Grand Cayman) | | |
| 2.86%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Rabobank Nederland (Grand Cayman) | | |
| 2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |

| Time Deposits (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Regions Bank (Grand Cayman)<br>2.84%, 4/1/2005 | 13,000,000 | 13,000,000 |
| Societe Generale (Grand Cayman)<br>2.87%, 4/1/2005 | 13,000,000 | 13,000,000 |
| **Total Time Deposits**<br>(cost $117,000,000) | | **117,000,000** |
| **Total Investments** (cost $355,776,000) | **100.3%** | **355,776,000** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | **(936,170)** |
| **Net Assets** | **100.0%** | **354,839,830** |

## Portfolio Summary (Unaudited)†

| | Value (%) |
|---|---|
| Banking | 51.9 |
| U.S. Government Agencies | 48.4 |
| | **100.3** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 355,776,000 | 355,776,000 |
| Interest receivable | | 13,695 |
| | | **355,789,695** |
| **Liabilities ($):** | | |
| Cash overdraft due to Custodian | | **949,865** |
| **Net Assets ($)** | | **354,839,830** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 354,844,240 |
| Accumulated net realized gain (loss) on investments | | (4,410) |
| **Net Assets ($)** | | **354,839,830** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 354,844,240 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended March 31, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **9,086,348** |
| **Expenses:** | |
| **Management fee–Note 2(a)** | **505,661** |
| Less–reduction in management fee<br>  due to undertaking–Note 2(a) | (505,661) |
| **Net Expenses** | **–** |
| **Investment Income–Net, representing net increase<br>  in net assets resulting from operations** | **9,086,348** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended March 31, | |
| --- | --- | --- |
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income–net | 9,086,348 | 2,727,806 |
| Net realized gain (loss) on investments | – | (627) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **9,086,348** | **2,727,179** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(9,086,348)** | **(2,727,806)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 7,709,688,815 | 4,740,702,285 |
| Dividends reinvested | 1,841 | 1,153 |
| Cost of shares redeemed | (7,578,020,256) | (4,749,910,723) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **131,670,400** | **(9,207,285)** |
| **Total Increase (Decrease) in Net Assets** | **131,670,400** | **(9,207,912)** |
| **Net Assets ($):** | | |
| Beginning of Period | 223,169,430 | 232,377,342 |
| **End of Period** | **354,839,830** | **223,169,430** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2003 | 2002 | 2001[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | |
| Investment income—net | .017 | .011 | .016 | .030 | .027 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.017) | (.011) | (.016) | (.030) | (.027) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.69 | 1.07 | 1.59 | 3.08 | 6.11[b] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .10 | .10 | .10 | .10 | .10[b] |
| Ratio of net expenses to average net assets | – | – | .00[c] | .10 | .10[b] |
| Ratio of net investment income to average net assets | 1.80 | 1.07 | 1.45 | 2.96 | 6.04[b] |
| Net Assets, end of period ($ x 1,000) | 354,840 | 223,169 | 232,377 | 106 | 103 |

[a]  From October 16, 2000 (commencement of operations) to March 31, 2001.
[b]  Annualized.
[c]  Amount represents less than .01%.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Plus Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The fund serves as an investment vehicle for certain other Dreyfus funds as well as for other institutional investors. At March 31, 2005, 100% of the funds outstanding shares were held by other Dreyfus funds. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortizers cost.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $4,410 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $3,783 of the carryover expires in fiscal 2011 and $627 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were all ordinary income.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee. The Manager had undertaken from April 1, 2004 through March 31, 2005 to waive its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $505,661 during the period ended March 31, 2005.

**(b)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset

Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Shareholders and Board of Trustees
### Dreyfus Institutional Preferred Plus Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Preferred Plus Money Market Fund (one of the funds comprising Dreyfus Institutional Preferred Money Market Funds) as of March 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Preferred Plus Money Market Fund at March 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
May 6, 2005

# IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the Government Securities Series hereby designates 51.34% of the ordinary income dividends paid during its fiscal year ended March 31, 2005 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1997)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

——————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1997)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

——————————

**Lucy Wilson Benson (77)**
**Board Member (1997)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 40

## David W. Burke (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 84

——————————

## Whitney I. Gerard (70)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Arthur A. Hartman (79)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 38

——————————

## George L. Perry (71)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*No. of Portfolios for which Board Member Serves:* 38

——————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**CHARLES CARDONA, Executive Vice President since March 2000.**

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**ROBERT R. MULLERY, Assistant Secretary since January 2003.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Institutional Preferred
Plus Money Market Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

**E-mail** Access Dreyfus Institutional Services Division at www.LIONSALES.com.
You can obtain product information and E-mail requests for information or literature.

**Mail** Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0286AR0305